Exhibit 99

The Fifth Third Bancorp Master Profit Sharing Plan

Financial Statements as of and for the Years Ended December 31, 2011 and 2010, Supplemental Schedule as of December 31, 2011, and Report of Independent Registered Public Accounting Firm

THE FIFTH THIRD BANCORP MASTER PROFIT SHARING PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2011 and 2010	3

Notes to Financial Statements as of and for the Years Ended December 31, 2011 and 2010	4 - 16

SUPPLEMENTAL SCHEDULE -

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2011	18

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Fifth Third Bancorp and the Pension and Profit Sharing Committee of the Fifth Third Bancorp Master Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Fifth Third Bancorp Master Profit Sharing Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE, LLP

Cincinnati, Ohio
June 26, 2012

THE FIFTH THIRD BANCORP MASTER PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS:
Cash	$73,156	$118,358

Investments - at fair value:
Cash equivalents	4,034,152	2,722,553
Common stock	205,359,434	257,816,136
Collective funds	204,207,898	102,003,278
Mutual funds	713,246,963	762,232,567

Total investments	1,126,848,447	1,124,774,534

Receivables:
Employer contribution	34,346,099	31,153,580
Notes receivable from participants	20,611,851	20,047,121
Accrued investment income	1,292,418	176,108

Total receivables	56,250,368	51,376,809

Total assets	1,183,171,971	1,176,269,701

LIABILITIES:
Payable related to spin-off to another plan	—	229,584
Excess contributions payable	1,290,584	1,537,739

Total liabilities	1,290,584	1,767,323

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,181,881,387	1,174,502,378

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(1,363,123)	(190,082)

NET ASSETS AVAILABLE FOR BENEFITS	$1,180,518,264	$1,174,312,296

See Notes to Financial Statements.

THE FIFTH THIRD BANCORP MASTER PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
ADDITIONS:
Investment (loss) income:
Dividends	$26,585,663	$15,019,483
Interest	926,708	2,797,652
Net (depreciation) appreciation in fair value of investments	(72,943,424)	162,411,398

Net investment (loss) income	(45,431,053)	180,228,533

Other (loss) income	(677,220)	320,225

Contributions:
Employer	72,566,991	67,287,534
Employee, net of excess contributions	72,202,319	68,236,930
Rollover	5,088,080	4,047,797

Total contributions	149,857,390	139,572,261

Total additions	103,749,117	320,121,019

DEDUCTIONS:
Benefits paid to participants	(97,086,632)	(83,824,965)
Spin-off to another plan	(109,396)	(7,958,786)
Administrative expenses	(345,451)	(243,105)
Other disbursements	(1,670)	(656,151)

Total deductions	(97,543,149)	(92,683,007)

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	6,205,968	227,438,012

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	1,174,312,296	946,874,284

End of period	$1,180,518,264	$1,174,312,296

See Notes to Financial Statements.

THE FIFTH THIRD BANCORP MASTER PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

1.	DESCRIPTION OF PLAN

The following brief description of The Fifth Third Bancorp Master Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s information.

General - The Plan is a defined contribution profit sharing plan, with a 401(k) feature, with separate accounts maintained for each participant. Each employee of a participating Fifth Third Bancorp (the “Bancorp”) subsidiary, if employed before November 1, 1996, automatically became a participant on the first payroll date after becoming an employee. With regard to the profit sharing feature, effective January 1, 2004, employees are eligible immediately upon hire. For the 401(k) feature, employees are eligible to participate after 30 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Bancorp is the Plan Sponsor. The original Plan became effective December 31, 1954. The Plan was amended and restated effective January 1, 2010 and again amended and restated effective September 20, 2010. There was one amendment to the Plan during the year ended December 31, 2011.

The amendment to the Plan during 2011 included:

•

Effective September 20, 2010, a nonresident alien who is not paid through the employer’s primary United States payroll system and who receives no earned income from the employer which constitutes United States source income shall not be eligible to participate in the Plan or to make or receive allocations of contributions or forfeitures under the Plan. An employee who is not paid through the Employer’s primary United States payroll and whose position is located primarily outside the United States will also not be eligible to participate in the Plan or make or receive allocations of contributions or forfeitures under the Plan.

The restatement of the Plan effective January 1, 2010 included:

•	Effective January 1, 2010, once per quarter restrictions were removed on in-service withdrawals.

•	The date to which participants have to request the distribution of contributions over the 402(g) limit was changed from March 1 to April 1.

•

Effective January 1, 2010, Appendix XXVI was amended to clarify the definition of a “Transferred Fifth Third Employee” to a person transferring to Fifth Third Processing Solutions, LLC after January 1, 2010 and no later than June 30, 2011.

The restatement of the Plan effective September 20, 2010 included:

•	The Plan’s trustee was changed from Fifth Third Bank to JP Morgan Chase Bank, N.A.

•	The addition of a Roth 401(k) feature.

•	Elimination of the ability for a participant to make after-tax contributions (effective January 1, 2011).

•	The addition of a brokerage window as an investment option.

•	The addition of managed accounts.

•	Changed methodology for the Fifth Third Stock Fund and the Fifth Third Stable Value Fund from unitized to share accounting.

•	The catch-up contributions were eligible to be matched within the normal matching formula (both for the pay period match and the plan year match).

Investment Options - At December 31, 2011, participants can direct their accounts to be invested in Fifth Third Bancorp common stock, seven collective funds and 17 mutual funds offered by the Plan as investment options. Additionally, participants can invest their funds in a self-directed brokerage account which allows them access to various investment options with a few limited restrictions.

Administration - Fifth Third Bank, a wholly-owned subsidiary of the Bancorp, serves as the Plan administrator. JP Morgan Chase Bank, N.A. serves as the trustee of the Plan. The investment assets of the Plan are held in separate trust funds by JP Morgan Chase Bank, N.A. where such assets are managed. JP Morgan Retirement Plan Services serves as the Plan’s recordkeeper and performs certain functions as agent of the trustee under an agency agreement.

Funding and Vesting - The Bancorp’s profit sharing contribution to the Plan is a percentage of eligible compensation determined annually by the Board of Directors of the Bancorp and allocated to participants in accordance with the provisions of the Plan. The profit sharing contribution by the Bancorp is allocated to participants in the proportion that the compensation of each participant bears to the compensation of all participants for the Plan year.

Employees are eligible for profit sharing contributions for Plan year 2004 and after, immediately upon hire. Profit sharing contributions for the 2004 through 2006 Plan years vest on a five-year cliff vesting schedule. Profit sharing contributions for the 2007 Plan year and forward vest on a three-year cliff vesting schedule.

Regarding the 401(k) component of the Plan, voluntary contributions are permitted from participants up to 50% of their compensation. Such contributions are credited directly to the participants’ accounts and are fully vested. Contributions may be allocated to the available investment options at the discretion of the participant. Gains and losses under the Plan are calculated on a daily basis and allocated to participant accounts based on account balances.

The Plan also accepts before-tax rollover contributions and Roth rollover contributions from other qualified plans or from individual retirement accounts. Rollovers are credited to a participant’s rollover contribution account. Before-tax rollover contributions are treated in a manner similar to before-tax contributions for Plan accounting and federal income tax purposes. Neither type of rollover contribution is eligible for matching contributions by the Bancorp.

For voluntary and matching contributions, employees are eligible to participate in the Plan the pay period after they have completed 30 days of service. The Bancorp matches 100% of the first 4% contributed on a pre-tax or Roth basis. A three-year cliff vesting schedule was added to the Plan as of January 1, 2004, so that after three years of service, a participant is 100% vested in the matching contributions; anything less than three years of service, a participant is 0% vested. Current service credit as of January 1, 2004, was grandfathered. Previously, Bancorp matching contributions were initially invested in the Fifth Third Stock Fund and subsequent to the initial investment, matching contributions may have been moved to the other investment options. Starting in 2010, matching contributions are invested in the same funds selected by participants for future contributions.

Both voluntary contributions and Bancorp matching contributions are subject to statutory limitations.

Participant Accounts - Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with the participant’s contribution, the Bancorp’s matching contribution, allocations of the Bancorp’s discretionary contributions, Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeited Accounts - At December 31, 2011 and 2010, forfeited nonvested accounts totaled $5,176,291 and $4,809,374, respectively, and the entire balances of these accounts were used to reduce future employer contributions.

Termination - Although it has not expressed its intention to do so, the Bancorp has the right under the Plan to discontinue the contributions of any participating Bancorp subsidiary at any time and to amend or terminate the Plan subject to the provisions set forth in ERISA. If the Plan were to be terminated, the value of the proportionate interest of each participant would be determined as of the date of termination, and this amount would be fully vested and nonforfeitable.

Payment of Benefits - The Plan provides for payment of benefits of accumulated vested amounts upon termination of employment. Benefits are generally payable in the form of lump-sum payments or periodic payments. Benefits are recorded when paid. The benefit to which an employee is entitled is the benefit that can be provided from the participant’s vested account.

Benefits Payable - Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid were immaterial at December 31, 2011 and 2010, respectively.

Tax Status - The Internal Revenue Service has determined and informed the Bancorp by a letter dated February 11, 2005 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan document was restated and the Plan administrator submitted the Plan for an updated IRS determination letter during January 2010, however, the Plan administrator has not received the determination letter as of June 26, 2012 (the date of financial statement issuance). The Plan administrator submitted an application for an updated determination letter in accordance with IRS regulations, which require filing for a new determination letter by the end of the filing period for the Plan’s assigned filing cycle.

Accounting principles generally accepted in the United States of America (U.S. GAAP) require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Notes Receivable from Participants - Loans to participants are measured at amortized cost. Participants may borrow from certain of their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of the vested portion of their account balance. A participant can request a loan for any reason. Each loan, by its terms, is required to be repaid within five years. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the rate charged by the Bancorp on a similar loan as determined quarterly by the Plan administrator. Interest rates on loans at December 31, 2011 and 2010 ranged from 4.25% - 9.5%, respectively. Principal and interest are paid by the participant through payroll deductions authorized by the participant. Terminated employees must repay the outstanding loan principal balance in full or take a deemed distribution equal to the outstanding loan principal balance.

Withdrawals - Subject to the Plan administrator’s sole and absolute discretion, participants are allowed to withdraw an amount not to exceed the total amount of that participant’s voluntary contributions for financial hardship purposes. Partial withdrawals are not permitted.

Dividend Pass-Through Election - A participant with an account (including any sub-account) invested in Fifth Third Bancorp common stock (or in the event of the participant’s death, their beneficiary), shall have the right to elect, in accordance with instructions or procedures of the Plan administrator, or its delegate to either (1) leave such dividends in the Plan for reinvestment in common stock of Fifth Third Bancorp; or (2) take the dividends in cash.

Excess Contributions Payable - In accordance with IRC limits, the Plan is required to return excess contributions received during the Plan year. Contributions totaling $1,290,584 and $1,537,739 were refunded to applicable participants during 2012 and 2011, respectively, in order for the Plan to pass the Average Deferral Percentage (ADP) test and to comply with IRC Section 415 for the years ended December 31, 2011 and 2010.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Basis of Accounting - The accounting records of the Plan are maintained on the accrual basis of accounting. The accompanying financial statements have been prepared in accordance with U.S. GAAP. Certain reclassifications have been made to the prior period Statement of Changes in Net Assets Available for Benefit and related notes to conform to the current period presentation.

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires the Plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

Risk and Uncertainties - The Plan, at the direction of the participant invests in various securities, which may include U.S. governmental securities, corporate debt instruments and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Valuation of Investments - The Plan’s investments are stated at fair value in accordance with Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (ASC 820). Quoted market prices, when available, are used to value equity securities and mutual funds. Collective funds are stated at fair value, as determined by the issuer of the collective funds, based on the net asset value (“NAV”) per share or its equivalent, without adjustment, as quoted by the issuer or the collective fund. For further information on fair value measurements, see Notes 4 and 6.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and collective trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses - The Bancorp pays all administrative expenses of the Plan, except for certain expenses allocable to participant accounts. Such expenses have historically been comprised of fees for Plan loans, withdrawals, distributions, and qualified domestic relations orders. A portion of the legal fees incurred in the administration of the Plan were also allocated to participants’ accounts on a pro-rata basis.

Accounting and Reporting Developments - In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, Fair Value Measurement: Amendment to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. Under the amended guidance, the Plan is required to expand its disclosure for fair value instruments categorized within Level 3 of the fair value hierarchy to include (i) the valuation processes used by the Plan; and (ii) a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs, if any. The Plan is also required to disclose the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position but for which the fair value is required to be disclosed. The amendment is effective for nonpublic entities for annual periods beginning after December 15, 2011. As such, the adoption of this guidance is not reflected throughout these Notes to the Financial Statements.

In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. Prior to the issuance of ASU 2010-25, participant loans in defined contribution pension benefit plans were classified as investments within the plan financial statements in accordance with the ASC 962-325, which requires most investments held by a plan (including participant loans) to be presented at fair value. The amendments in ASU 2010-25 require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest (i.e. amortized cost). ASU 2010-25 is applied retrospectively to all prior periods presented, effective for fiscal years ending after December 15, 2010. Therefore, the Plan is required to segregate the participant notes receivable from the plan investments within the Statements of Net Assets Available for Benefits for all periods presented. Accordingly, the Statements of Net Assets Available for Benefits reflect these changes. The change in measurement basis from fair value to amortized cost did not have an impact on the valuation of the receivables due to the fact that these two measurements approximate one another. However, notes receivable from participants are no longer included in the Fair Value Measurements footnote to the Plan’s financial statements since fair value is no longer the basis of measurement.

In January 2010, the FASB issued ASC Update 2010-06, Fair Value Measurements and Disclosures (Topic 820) - Improving Disclosures about Fair Value Measurements. This guidance requires: (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which is effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years. The adoption of this guidance is reflected, where applicable, throughout these Notes to Financial Statements.

3.	INVESTMENTS

Investments representing 5% or more of net assets available for benefits as of December 31, 2011 and 2010 are as follows, and stated at fair value except as denoted below:

	2011	2010
Fifth Third Bancorp common stock (16,144,610 and 17,562,407 shares, respectively)	$205,359,434	$257,816,136
Fifth Third Bank Stable Value Fund for Employee Benefit Plans (108,243,282 and 101,803,864 shares, respectively) (1)	108,243,282	101,813,196
Fifth Third Bank Life Model Moderate Fund (10,046,217 and 11,099,006 shares, respectively)	104,782,044	115,875,990
Fifth Third Bank Quality Growth Fund (5,457,879 and 6,169,341 shares, respectively)	87,544,385	98,596,490
JPMorgan Core Bond Fund (6,209,779 shares)	73,523,787	—
Lazard Emerging Markets Fund (3,093,117 shares)	< 5%	67,379,922

(1)	Investment amounts at contract value. The fair value of investments were $109,606,405 and $102,003,278 at December 31, 2011 and 2010, respectively.

The following table represents the net (depreciation) appreciation in fair value of investments for the Plan during the years ended December 31, 2011 and 2010:

	2011	2010
Net (depreciation) appreciation in fair value of investments:
Mutual funds (including collective funds)	$(38,867,257)	$115,636,777
Common stock	(34,076,167)	46,774,621

Total	$(72,943,424)	$162,411,398

4.	STABLE VALUE FUND

The Plan’s Stable Value Fund (the “SVF” or “the Fund”) is a collective trust fund sponsored by Fifth Third Bank and is included within the collective funds on the Statements of Net Assets Available for Benefits. The beneficial interest of each participant is represented by units. The NAV for each unit class of the Fund is calculated daily by dividing the net assets (at contract value) applicable to each unit class by the respective number of units outstanding for that class. Deposits to and withdrawals from the Fund may be made daily at the current NAV per unit.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Events Limiting the Ability of the Fund to Transact at the Contract Value With the Issuer

Benefit-responsive investment contracts, including guaranteed investment contracts (“GICs”) and wrap (synthetic) contracts are agreements with high quality banks and insurance companies, which are designed to help preserve principal and provide a stable crediting rate. These contracts are fully benefit-responsive and provide that plan participant initiated withdrawals permitted under a participating plan will be paid at contract value. In addition to certain wrap agreement termination provisions discussed in the section below, the contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of Fund operations, and that the issuer determines will have a material adverse effect on the issuer’s financial interest, will be paid with a market value adjustment to the contract value amount of such withdrawal as defined in such contracts.

While each contract issuer specifies the events which may trigger such a market value adjustment, typically such events include all or a portion of the following: (i) amendments to the Fund documents or Fund’s administration; (ii) changes to Fund’s prohibition on competing investment options by participating plans or deletion of equity wash provisions; (iii) complete or partial termination of the Fund or its merger with another fund; (iv) the failure of the Fund or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the Fund, the redemption of all or a portion of the interests in the Fund held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the Fund or participating plans, and (vii) the delivery of any communication to plan participants designed to influence a participant not to invest in the Fund.

At December 31, 2011, the Fund’s management does not believe that the occurrence of any such market value event which would limit the Fund’s ability to transact at contract value with participants is probable.

Average Yield

The average yields earned by the entire Fund for the years ended December 31, 2011 and 2010 were 1.09% and 1.55%, respectively. The average yields earned by the entire Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund for the years ended December 31, 2011 and 2010 were 1.32% and 1.57%, respectively.

Fully Benefit-Responsive Investment Contracts

The SVF primarily invests in fully benefit-responsive investment contracts such as GICs issued by insurance companies and other financial institutions and other investment products (synthetic GICs) with similar characteristics.

Traditional GICs are backed by the general account of the issuer. The SVF deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time. Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will occur at contract value (principal plus accrued interest).

A synthetic GIC, or alternative investment contract, is an investment contract issued by an insurance company or bank, backed by a portfolio of bonds or common funds that are owned by the SVF. These assets underlying the wrap contract are maintained separate from the contract issuer’s general assets, usually by a third party custodian. The wrapper contracts are obligated to provide an interest rate not less than zero. These contracts typically provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the SVF, but rather are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate. The issuer guarantees that all qualified participant withdrawals will occur at contract value.

Gains and losses in the fair value of the underlying investments, relative to the wrapper contract value, are represented on the Statements of Net Assets Available for Benefits as “adjustments from fair value to contract value for fully benefit-responsive investment contracts.” If the adjustment amount is positive, this indicates that the wrapper contracts’ values are greater than the fair value of the underlying investments. The embedded fair value losses will be amortized in the future through a lower interest crediting rate. If the adjustment amount is negative, this indicates that the wrapper contracts’ values are less than the fair value of the underlying investments. The amortization of the embedded fair value gains will cause the future interest crediting rate to be higher.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting rate for the portfolio as of December 31, 2011 was 1.12%. The crediting interest rate is based on a formula agreed upon with the issuers.

The Fund is considered fully benefit-responsive because all of the following criteria are met:

•	The investment contract is between the fund and the issuer, and the contract cannot be sold or assigned.

•

The contract issuer must be obligated to repay principal and interest to participants in the fund, or provide prospective crediting rate adjustments that cannot result in an interest crediting rate less than zero.

•	All permitted participant-initiated transactions occur at contract value, without limitations.

•	An event that limits the ability of the participant to transact at contract value is not probable.

•	The fund must allow participants reasonable access to their funds.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Prior to September 20, 2010, certain Plan investments were shares of mutual and collective funds managed by Fifth Third Bank. Fifth Third Bank was the trustee as defined by the Plan and, therefore, these transactions qualified as exempt party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund. Fifth Third Bank provided the Plan with certain accounting and administrative services for which no fees were charged.

At December 31, 2011 and 2010, the Plan held 16,144,610 and 17,562,407 shares of the Bancorp’s common stock, respectively, with fair values of $205,359,434 and $257,816,136, respectively. Total dividends received from shares of the Bancorp’s common stock totaled $4,654,504 and $713,452 during the years ended December 31, 2011 and 2010, respectively.

6.	FAIR VALUE MEASUREMENTS

The Plan measures certain financial assets and liabilities at fair value in accordance with U.S. GAAP, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument’s fair value measurement. The three levels within the fair value hierarchy are described as follows:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. Unobservable inputs reflect the Plan’s own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include the Plan’s own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. There were no material transfers between investments classified at any level within the fair value hierarchy.

The following tables summarize assets measured at fair value on a recurring basis:

	Fair Value Measurements Using			Total Fair Value
As of December 31, 2011	Level 1	Level 2	Level 3
Investments:
Cash equivalents
JPMorgan Prime money market fund	$4,034,152	$—	$—	$4,034,152
Common stock
Fifth Third Bancorp	205,359,434	—	—	205,359,434
Collective funds
Stable value fund	—	109,606,405	—	109,606,405
Other collective funds	—	94,601,493	—	94,601,493
Mutual funds
Large cap allocation funds	269,117,358	—	—	269,117,358
Moderate allocation funds	140,601,479	—	—	140,601,479
Mid cap allocation funds	87,831,753	—	—	87,831,753
Bond funds	85,172,197	—	—	85,172,197
Small cap allocation funds	57,114,157	—	—	57,114,157
Foreign large cap allocation funds	35,236,263	—	—	35,236,263
Self-directed brokerage account	20,146,098	—	—	20,146,098
Conservative allocation funds	18,027,658	—	—	18,027,658

Total investments	$922,640,549	$204,207,898	$—	$1,126,848,447

	Fair Value Measurements Using			Total Fair Value
As of December 31, 2010	Level 1	Level 2	Level 3
Investments:
Cash equivalents
JPMorgan Prime money market fund	$2,722,553	$—	$—	$2,722,553
Common stock
Fifth Third Bancorp	257,816,136	—	—	257,816,136
Collective funds
Stable value fund	—	102,003,278	—	102,003,278
Mutual funds
Large cap allocation funds	306,388,026	—	—	306,388,026
Moderate allocation funds	153,959,950	—	—	153,959,950
Mid cap allocation funds	94,812,828	—	—	94,812,828
Bond funds	71,619,964	—	—	71,619,964
Small cap allocation funds	61,362,990	—	—	61,362,990
Foreign large cap allocation funds	44,317,979	—	—	44,317,979
Conservative allocation funds	17,839,996	—	—	17,839,996
Self-directed brokerage account	11,930,834	—	—	11,930,834

Total investments	$1,022,771,256	$102,003,278	$—	$1,124,774,534

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Cash equivalents

Cash equivalents are comprised of money market mutual funds that invest in short-term money market instruments that are issued and payable in U.S. dollars. The Plan measures its cash equivalent funds that are exchange-traded using the fund’s quoted price, which is in an active market. Therefore, these investments are classified within Level 1 of the valuation hierarchy.

Common stock

The Plan measures its common stock using the stock’s quoted price, which is available in an active market. Therefore, these investments are classified within Level 1 of the valuation hierarchy.

Collective funds - stable value fund

The SVF invests in a diversified portfolio of stable assets, which include, but are not limited to, units of collective trust funds consistent with the fund’s objective of stable value, guaranteed investment contracts, alternative and separate account investment contracts as well as cash equivalents, such as short-term money market instruments. The collective funds value is derived by their respective NAV. The collective funds consist of bonds and asset-backed securities whose value is derived from observable inputs based on the pricing of similar instruments that are publicly traded. Guaranteed investment contracts are valued based on their underlying securities, which consist of bonds whose value is derived from observable inputs including London Interbank Offered Rate (LIBOR) forward interest rate curves. The bonds are valued based on the pricing of similar bonds that are publicly traded. In determining fair value, factors such as the benefit-responsiveness of the investment contracts and the ability of the parties to the investment contracts to perform in accordance with the terms of the contracts; such inputs were not significant to the valuation. Alternative investment contracts are valued based on their underlying securities, which consists of common funds consisting of bonds and asset-backed securities whose value is derived from observable inputs based on the pricing of similar instruments that are publicly traded. Cash equivalents are short term investment funds that have a maturity of 90 days or less and are valued at cost. Therefore, the Plan classifies stable value funds as Level 2 securities in the fair value hierarchy.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the fund’s constant NAV of $1 per unit. Distribution to the fund’s unit holders is declared daily from the net investment income and automatically reinvested in the fund on a monthly basis, when paid. It is the policy of the fund to use its best efforts to maintain a stable NAV of $1 per unit; although there is no guarantee that the fund will be able to maintain this value.

Collective funds - other collective funds

Investments in collective funds are valued based upon the redemption price of units held by the Plan, which is based on the current fair value of the fund’s underlying assets. Unit values are determined by the financial institution sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates to obtain the investment’s NAV. Therefore, these investments are classified within Level 2 of the valuation hierarchy.

Mutual funds

The Plan measures its mutual funds that are exchange-traded using the fund’s quoted price, which is in an active market. Therefore, these investments are classified within Level 1 of the valuation hierarchy.

NAV Disclosures

The Plan adopted the amended fair value measurements and disclosures guidance of ASC 820, Fair Value Measurements and Disclosures, as it relates to investments in entities calculating NAV or an equivalent measure of fair value. As a practical expedient, the amendments permit, but do not require, the Plan to measure the fair value of certain investments based on the investee’s NAV or its equivalent. Investments valued using NAV as a practical expedient as of December 31, 2011 consisted of the SVF and the other collective funds (“OCF”). Investments valued using NAV as a practical expedient as of December 31, 2010 included the SVF. The adoption of the amendments did not have a material impact on the fair values of the SVF or OCF. Investments in the SVF and OCF do not have a holding period and there are no unfunded commitments.

The OCF seek an investment return that approximates as closely as practicable, before expenses, the performance of the associated investment index (i.e. the S&P MidCap 400 Index) over the long term.

The OCF are managed using a passive or indexing investment approach, by which the sponsoring investment institution attempts to invest in the securities comprising the relevant investment index in the same proportions as they are represented in the index. In some cases, it may not be possible or practicable to purchase all of the securities comprising the index, or to hold them in the same weightings as they represent in the index. From time to time, the sponsoring investment institution may purchase securities that are not yet represented in the index or sell securities that have not yet been removed from the index.

7.	PLAN ASSETS SPUN-OFF

The Bancorp sold a majority interest of Fifth Third Processing Solutions on June 30, 2009 to Advent International. As a result, assets totaling $7,958,786 were spun off to the Fifth Third Processing Solutions, LLC 401(k) Retirement Plan at December 31, 2010. Amounts of $229,584 were reflected as payable at December 31, 2010 with an additional amount of $109,396 paid during the year ended December 31, 2011.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

	2011	2010
Net assets available for benefits per the financial statements	$1,180,518,264	$1,174,312,296
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,363,123	190,082

Total assets (current value column) per Form 5500
Schedule of Assets (Held at End of Year)	$1,181,881,387	$1,174,502,378

Increase in net assets per the financial statements	$6,205,968	$227,438,012
Net change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,173,041	1,868,466

Net income per Form 5500	$7,379,009	$229,306,478

SUPPLEMENTAL SCHEDULE

THE FIFTH THIRD BANCORP MASTER PROFIT SHARING PLAN

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

Asset Description	Current Fair Value	*
CASH:	$73,156
CASH EQUIVALENTS:
JPMorgan Prime Money Market Fund	4,034,152
COMMON STOCK:
Fifth Third Bancorp	205,359,434
COLLECTIVE FUNDS:
Stable value funds:
Fifth Third Bank Stable Value Fund for Employee Benefit Plans**	109,606,405
Other collective funds:
SSgA Global Equity Ex US Index - Non-Lending Series Class C	27,312,472
SSgA US Bond Index - Non-Lending Series Class C	21,434,040
SSgA S&P Mid Cap - Non-Lending Series Class C	19,259,039
SSgA Russell Large Cap Growth Index - Non-Lending Series Class C	15,176,927
SSgA Russell Large Cap Value Index - Non-Lending Series Class C	8,105,153
SSgA Russell Small Cap Index - Non-Lending Series Class C	3,313,862

Total collective funds	204,207,898

MUTUAL FUNDS:
Fifth Third Bank Life Model Moderate Fund	104,782,044
Fifth Third Bank Quality Growth Fund	87,544,385
JPMorgan Core Bond Fund	73,523,787
Lazard Emerging Markets Fund	51,181,013
Fifth Third Bank Disciplined Large Cap Value Fund	48,155,835
Goldman Sachs Mid Cap Value Fund	45,212,919
Goldman Sachs Growth Opportunities	42,618,834
Fifth Third Bank Equity Index Fund	41,351,178
Fifth Third Bank Life Model Aggressive Fund	38,991,809
Fifth Third Bank Life Model Moderate Aggressive Fund	35,819,435
Fifth Third Bank International Equity Fund	35,236,263
Fidelity Advisor Small Cap Fund	34,982,895
Fifth Third Bank Small Cap Value Fund	22,131,262
Chase Investment Services Corp. Self-directed brokerage account	20,146,098
American Century Inflation Adjusted Bond	11,648,410
Fifth Third Bank Life Model Conservative Fund	9,611,893
Fifth Third Bank Life Model Moderately Conservative Fund	8,415,765
Victory Diversified Stock Fund	1,893,138

Total mutual funds	713,246,963

LOANS -
* Participant notes receivable (Interest rates ranging from 4.25% to 9.5% and maturing on various dates through December 2016)	20,611,851

TOTAL	$1,147,533,454

*	Cost information is not required for participant-directed investments and, therefore, is not included.
**	Contract value is $108,243,282.